EXHIBIT 10.4

Exhibit IC-1

INTERCREDITOR PROVISIONS

TABLE OF CONTENTS

1. Definitions

(a) Defined Terms

Capitalized terms used as defined terms but not otherwise defined herein have the meaning ascribed to such term in the Credit Agreement. The following terms have the following meanings:

"***Bankruptcy Code***" means title 11 of the United States Code, as in effect from time to time.

"***Cash Collateral***" has the meaning set forth in Section 5(b).

"***Cross-Over Obligations***" has the meaning set forth in Section 2(c).

"***Cross Over Threshold***" means 75%.

"***Debt Reorganization Securities***" means Reorganization Securities that consist of debt obligations or Disqualified Equity of the reorganized debtor.

"***Debt Transfer***" means a transfer of the Obligations by a Lender by assignment or participation pursuant to the Credit Agreement to any Person other than (a) its Affiliates, (b) another First Out Holder who is not also a Last Out Holder, in the case of a Debt Transfer by a First Out Holder, (c) another Last Out Holder who is not also a First Out Holder, in the case of a Debt Transfer by a Last Out Holder, or (d) in connection with a transfer or assignment of all or a substantial part of such Lender's or its Affiliate's loan portfolio.

"***Debt Transfer Acceptance***" has the meaning set forth in Section 6(a).

"***Debt Transfer Offer***" has the meaning set forth in Section 6(a).

"***Default Disposition***" means any private or public Disposition of all Collateral or any material portion of the Collateral by any Loan Party with the consent of Agent (acting at the direction of the Required First Out Holders) after the occurrence and during the continuance of an Event of Default (and prior to the Payment in Full of First Out Obligations), which Disposition is conducted in connection with good faith efforts by Agent to collect the Obligations through the Disposition of Collateral.

"***DIP Cap***" sum of (a) the greater of (i) the difference of (x) 5% of the principal amount of the combined Last-Out Term Loan and First Out Obligations outstanding at the time of the occurrence of an Insolvency Proceeding (with all Letter of Credit Usage being deemed included in the calculation of such principal amount) *minus* (y) the amount of any Overadvances (as defined in the Credit Agreement) outstanding on the date of the occurrence of such Insolvency Proceeding that do not constitute Excluded Overadvances and (ii) the difference of (x) $10,000,000 *minus* (y) the amount of any Overadvances outstanding on the date of the occurrence of an Insolvency Proceeding that do not constitute Excluded Overadvances (the amount under this clause (a) being referred to as the "Cushion Amount") (provided that, for the avoidance of doubt, the Cushion Amount shall be a one-time increase to the principal amount of the Loans and not be applicable until after the occurrence of an Insolvency Proceeding) *plus*, (b) in each case, the principal amount of any portion of the Last-Out Term Loan and/or First Out Obligations which is to be refinanced by such DIP Financing plus (c) all interest, fees, costs, charges, expenses, indemnities, and other amounts accrued or charged with respect to the First Out Obligations and/or the Last-Out Term Loan as and when the same accrues or becomes due and payable, irrespective of whether

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the same is added to the principal amount of the First Out Obligations or Last-Out Term Loan and including the same as would accrue and become due but for the commencement of an Insolvency Proceeding, whether or not such amounts are allowed or allowable, in whole or in part, in any such Insolvency Proceeding.

"*DIP Financing*" has the meaning set forth in <u>Section 5(b)</u>.

"*DIP Financing Conditions*" means (a) the interest rates, fees, advance rates, lending sublimits and limits and other terms applicable to the DIP Financing are commercially reasonable under the circumstances, (b) the Liens securing the DIP Financing are senior to or pari passu with any Liens in Collateral securing the prepetition Obligations and (c) the DIP Financing does not exceed the DIP Cap.

"*Disposition* or *Dispose*" means the sale, assignment, transfer, license, lease (as lessor), exchange, or other disposition (including any sale and leaseback transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing).

"*Disqualified Equity*" means any Equity Interests that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event will be subject to the prior repayment in full of the Obligations), (b) is redeemable at the option of the holder thereof, in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Debt or any other Equity Interests that would constitute Disqualified Equity, in each case, prior to the date that is 90 days after the latest maturity date applicable to the Obligations.

"*Distributions*" means (a) all payments made by any Loan Party on account of the Obligations, (b) all proceeds of insurance policies and awards or other payments with respect to any condemnation or similar proceeding, and (c) all Proceeds of Collateral received in connection with an Exercise of Remedies, but excluding Permitted Reorganization Securities received by any Last Out Holder.

"*Exercise of Remedies*" or "*Exercise Any Remedies*" means:

(a) the exercise of any right or remedy against any Loan Party available to Agent and Lenders under the Loan Documents upon the occurrence of an Event of Default, including acceleration of all or substantially all of the First Out Obligations or Last Out Obligations,

(b) the exercise of any right or remedy with respect to Collateral provided to a secured creditor under the Loan Documents or applicable law, at equity, in an Insolvency Proceeding or otherwise (including the solicitation of bids from third parties to conduct the Disposition of all Collateral or a material portion of the Collateral or the engagement or retention of sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers or other third parties for the purposes of valuing, marketing, or Disposing such Collateral, in each case to the extent undertaken and being diligently pursued in good faith to consummate the Disposition of such Collateral within a commercially reasonable time),

(c) the exercise of any right of setoff or recoupment against Collateral with respect to Obligations owed to any Loan Party (other than the exercise by Agent or any First Out Lender providing cash management services of any setoff or recoupment rights with respect to returned items in the ordinary course of business unless accompanied by an event described in clause (a) or (b) above), and

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(d)   the pursuit of any Default Disposition relative to all or a material portion of the Collateral to the extent undertaken and being diligently pursued in good faith to consummate the Disposition of such Collateral within a commercially reasonable time.

Anything to the contrary contained in the foregoing notwithstanding, Exercise of Remedies does not include (x) the increase of the rate of interest (or the imposition of default rate interest) applicable to all or any portion of the Obligations pursuant to the provisions of the Loan Documents or (y) the sweeping of cash under blocked account arrangements unless accompanied by an event described in clause (a) or (b) above.

"*Excluded Overadvances*" means, as of any date of determination, Overadvances arising as a result of (a) a decline in the most recent value of Accounts in the Borrowing Base or the most recent appraised value of any other Collateral which is in the Borrowing Base, (b) any act or omission of the Borrowers in violation of the Credit Agreement, (c) any other similar circumstance not caused by Agent or any First Out Holder, (d) the imposition of any Reserve by Agent or (e) any Revolver Usage without actual knowledge by Agent and/or First Out Holders that such Revolver Usage would result in an Overadvance or increase the amount of any outstanding Overadvance.

"*Exigent Circumstances*" means (a) a fraud has been committed by any Loan Party in connection with the First Out Obligations or (b) an event or circumstance that, in the good faith judgment of the Agent, is reasonably likely to cause a material diminution in the value of the Collateral or to threaten the First Out Holders' ability to realize upon any material portion of the Collateral.

"*First Out Holder*" means, as of any date of determination, any holder of the First Out Obligations at that time, including (a) Agent (to the extent any Obligations owing to Agent are First Out Obligations), (b) each Lender holding First Out Obligations, (c) each Issuer with respect to First Out Obligations consisting of Letter of Credit Obligations, and (d) each Person with respect to First Out Obligations consisting of any Bank Product.

"*First Out Obligations*" means the Obligations in respect of the Revolving Loans, Letter of Credit Obligations, Bank Product Obligations, and Protective Advances, including, without limitation, all interest, fees, costs, charges, expenses, indemnities, and other amounts accrued or charged with respect to any of the foregoing amounts as and when the same accrue or become due and payable, irrespective of whether the same are added to the principal amount of the First Out Obligations and including the same as would accrue and become due but for the commencement of an Insolvency Proceeding, whether or not such amounts are allowed or allowable, in whole or in part, in any such Insolvency Proceeding.

"*First Out Parties*" has the meaning set forth in Section 2(c).

"*First Out Pro Rata Share*" means, with respect to any First Out Holder,

(a)   prior to the Revolver Commitments being terminated or reduced to zero, the percentage obtained by dividing (1) the sum of such First Out Holder's Revolver Commitment by (2) the aggregate amount of Revolver Commitments of all First Out Holders, and

(b)   from and after the time that the Revolver Commitments have been terminated or reduced to zero, the percentage obtained by dividing (1) the outstanding principal amount of such First Out Holder's Revolving Loan Exposure by (2) the outstanding principal amount of all Revolving Loan Exposure.

"*First Out Secured Claim*" means any portion of the First Out Obligations that would

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not be an unsecured claim under section 506(a) of the Bankruptcy Code if the First Out Obligations were secured by a separate Lien on the Collateral with priority over a separate Lien on the Collateral securing the Last Out Obligations.

"*First Out Triggering Event*" means the occurrence of (a) acceleration of all or substantially all of the First Out Obligations or Last Out Obligation, (b) the Exercise of Remedies by Agent against all Collateral or a material portion of the Collateral, (c) any of the Obligations owing to any First Out Holder have not been paid in full when due and owing (after giving effect to any applicable grace period), (d) the commencement of an Insolvency Proceeding against any Loan Party or (e) the occurrence of a Holdout Event.

"*FO Retained Interest*" has the meaning set forth in Section 6(b).

"*FO Purchase Notice*" has the meaning set forth in Section 6(c).

"*FO Qualifying Purchaser*" means a First Out Holder who, together with its Affiliates, has a First Out Pro Rata Share greater than 10% and is not a Defaulting Lender.

"*Holdout Event*" means the Required Last Out Holders have not consented to or have withheld their consent to any proposed Modification that has been approved in writing by the Required First Out Holders (or that the Required First Out Holders have stated in writing addressed to the Agent and Last Out Representative that they would have approved but for the restrictions set forth in Section 2 hereof and/or Section 14.1 of the Credit Agreement), but that has not been approved by the Required Lenders or all Lenders, as the case may be.

"*Holdout Loan Holder*" means any Last-Out Term Loan Lender that has not consented to or has withheld its consent to any proposed Modification that has been approved in writing by the Required First Out Holders (or that the Required First Out Holders have stated in writing addressed to the Agent and Last Out Representative that they would have approved but for the restrictions set forth in Section 2 hereof and/or Section 14.1 of the Credit Agreement), but that has not been approved by the Required Lenders or all Lenders, as the case may be

"*Indemnified Liabilities*" has the meaning set forth in Section 7(b). "*Insolvency Default*" means an Event of Default described in Section 8.4 or 8.5 of the Credit Agreement that has occurred and is continuing.

"*Insolvency Law*" means any provision of the Bankruptcy Code or any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, dissolution, administration, liquidation, winding-up arrangement, or other similar relief or any analogous procedure is taken in any jurisdiction.

"*Insolvency Proceeding*" means any proceeding commenced by or against any Loan Party under any provision of any Insolvency Law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

"*Last Out Holder*" means, as of any date of determination, the holders of the Last Out Obligations at that time, including (a) Last Out Representative and (b) each Lender holding Last Out Obligations.

"*Last Out Obligations*" means the Obligations in respect of the Last-Out Term Loan, including, without limitation, all interest, fees, costs, charges, expenses, indemnities, and other amounts accrued or charged with respect to any of the foregoing amounts as and when the same accrue or become due and payable, irrespective of whether the same are added to the principal amount of the Last Out Obligations and including the same as would accrue and become due but for the commencement of an Insolvency Proceeding, whether or not such amounts are allowed or allowable, in whole or in part, in any such Insolvency Proceeding.

"*Last Out Parties*" has the meaning set forth in Section 2(c).

"*Last Out Pro Rata Share*" means, with respect to any Last Out Holder, the percentage obtained by dividing (a) the unpaid principal amount of such Last Out Holder's portion of the Last-Out Term Loan by (b) the aggregate unpaid principal amount of the Last-Out Term Loan held by the Last Out Holders.

"*Last Out Representative*" and *Last Out Representative-Related Person*" have the meanings set forth in Section 7.

"*Last Out Secured Claim*" means any portion of the Last Out Obligations that would not be an unsecured claim under section 506(a) of the Bankruptcy Code if the First Out Obligations were secured by a separate Lien on the Collateral with priority over a separate Lien on the Collateral securing the Last Out Obligations.

"*Last Out Triggering Event*" means the occurrence of (a) acceleration of all or substantially all of the First Out Obligations, (b) the Exercise of Remedies by Agent against all Collateral or a material portion of the Collateral, (c) non-payment of any interest or principal payment to Last Out Holders of Last Out Obligations when due under the Credit Agreement (after giving effect to any applicable grace period, including, without limitation, the right of Borrowers to defer payment of certain principal payments without causing an Event of Default pursuant to Section 2.2(b) of the Credit Agreement), (d) an Insolvency Default or (e) an Application Event.

"*LO Purchase Notice*" has the meaning set forth in Section 6(b).

"*LO Qualifying Purchaser*" means a Last Out Holder who, together with its Affiliates, has a Last Out Pro Rata Share greater than 25% and is not a Defaulting Lender.

"*LO Retained Interest*" has the meaning set forth in Section 6(c).

"*Lender Party*" means Agent, Last Out Representative and/or any Lender party to the Credit Agreement and each of their respective successors and assigns.

"*Lenders*" means the "Lenders" under and as defined in the Credit Agreement.

"*Modify*" or "*Modification*" as applied to any document or obligations, includes: (a) modification by amendment, supplement, termination or replacement of the document or obligations, (b) any waiver of a provision (including waiver by course of conduct), and (c) settlement or release of any rights or claims, in each case whether oral or written, and regardless of whether the modification is in conformity with the provisions of the document or obligation governing modifications.

"*Non-Conforming DIP*" has the meaning set forth in Section 5(b).

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"Non-Debt Reorganization Securities" means Reorganization Securities which are not Debt Reorganization Securities.

"Offered Interest" has the meaning set forth in Section 6(a).

"Payment in Full of First Out Obligations" means, except to the extent otherwise expressly provided in Section 5(f):

(a)   payment in full in cash or immediately available funds of all of the First Out Obligations, other than outstanding Letters of Credit, Bank Product Obligations and unasserted contingent indemnification obligations;

(b)   termination or expiration of all commitments, if any, of any Lender to extend First Out Obligations to any Loan Party;

(c)   termination of, or providing cash collateral (in an amount, to the extent, and in the manner required by the Credit Agreement) in respect of, all outstanding Letters of Credit that compose a portion of the First Out Obligations;

(d)   payment in full of, termination of, or providing cash collateral (in an amount, to the extent, and in the manner required by the Credit Agreement) in respect of, all Bank Product Obligations; and

(e)   providing cash collateral to Agent in such amount as Agent determines is reasonably necessary to secure First Out Holders in respect of any asserted or threatened (in writing) claims, demands, actions, suits, proceedings, investigations, liabilities, fines, costs, penalties, or damages for which any of First Out Holders may be entitled to indemnification by any Loan Party pursuant to the indemnification provisions in the Loan Documents.

"Permitted Actions" has the meaning set forth in Section 3(d).

"Permitted Reorganization Securities" means (a) Debt Reorganization Securities that are subject to an intercreditor agreement or agreement among lenders that is substantially consistent with the terms and substance of this Exhibit IC-1 (including, without limitation, provisions that preserve the relative payment priorities of the First Out Obligations *vis-a-vis* the Last Out Obligations that have been established pursuant to the terms of the Credit Agreement); *provided,* that the waterfall set forth in any such agreement will only apply to Distributions upon a new waterfall triggering event as set forth in such agreement that occurs after the effective date of the applicable Plan, and (b) Non-Debt Reorganization Securities that are not Disqualified Equity.

"Plan" means a confirmed plan of reorganization or similar dispositive restructuring plan affecting creditors' rights generally pursuant to an Insolvency Proceeding.

"Proceeds of Collateral" means all proceeds of Collateral, including (a) all "proceeds" of Collateral as defined by Article 9 of the Uniform Commercial Code as in effect in the State of Illinois and (b) all other amounts or assets distributed on account of any First Out Secured Claim or Last Out Secured Claim or the proceeds thereof, but excluding Permitted Reorganization Securities received by any Last Out Holder.

"Recovery" has the meaning set forth in Section 5(f).

"Reorganization Securities" means any notes, equity interests, or other securities (whether debt, equity, or otherwise) issued by a reorganized debtor that are distributed pursuant to a Plan on account of the First Out Obligations and/or the Last Out Obligations in any Insolvency Proceeding of a Loan Party.

"Required First Out Holders" means Lenders whose First Out Pro Rata Shares aggregate over 50.1%.

"Required Last Out Holders" means Lenders whose Last Out Pro Rata Shares aggregate over 50.1%.

"Standstill Notice" means a written notice from Last Out Representative at the request of Required Last-Out Term Loan Lenders to Agent identified by its terms as a Standstill Notice for purposes of this Exhibit IC-1 when an Event of Default has occurred and remains continuing (it being understood that if at any time after the delivery of a Standstill Notice, no Event of Default is continuing, such Standstill Notice will be deemed not to have been received by Agent).

"Standstill Termination Date" means the earliest of (i) 60 days following Agent's receipt of each applicable Standstill Notice, (ii) the acceleration of all or substantially all of the First Out Obligations, (iii) the commencement of an Insolvency Proceeding by or against a Loan Party, (iv) the receipt by Last Out Holders of the written consent of Agent and Required First Out Holders to the termination of the applicable standstill period under clause (i) above, or (v) the Payment in Full of First Out Obligations.

"Transferee Lender" means (a) in the case of a Debt Transfer by a First Out Holder, each Last Out Holder who, together with its Affiliates, has a Last Out Pro Rata Share greater than 25% and is not a Defaulting Lender and (b) in the case of a Debt Transfer by a Last Out Holder, each First Out Holder who, together with its Affiliates, holds a First Out Pro Rata Share greater than 25% and is not a Defaulting Lender.

"Transferor Lender" means each Lender transferring its Obligations pursuant to an applicable Debt Transfer.

(b)   Usages

Singular and plural. Definitions of terms in this Exhibit IC-1 apply equally to the singular and plural forms.

Masculine and feminine. Pronouns include the corresponding masculine, feminine, and neuter forms.

Including. "Include," "includes," and "including" will mean and be deemed to be followed by the phrase "without limitation."

Will and shall. "Will" and "shall" have the same meaning.

Or. "A or B" means "A or B or both."

Statutes. References to a statute refer to the statute and all regulations promulgated under or implementing the statute as in effect at the relevant time. References to a specific provision of a statute include successor provisions. References to sections of the Bankruptcy Code also refer to any

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similar provision of Insolvency Law.

Successors and assigns. References to a Person include the Person's permitted successors and assigns.

Herein, etc. "Herein," "hereof," "hereunder," and words of similar import refer to this Exhibit IC-1 in its entirety and not to any particular provision.

References to agreements. Unless the context requires otherwise:

(i) except as otherwise provided herein, any definition of or reference to any agreement, instrument, or other document herein will be construed as referring to such agreement, instrument, or other document as from time to time amended, restated, supplemented, modified, renewed, extended, refinanced, refunded, or replaced;

(ii) any reference to any agreement, instrument, or other document herein "as in effect on the date hereof" will be construed as referring to such agreement, instrument, or other document without giving effect to any amendment, restatement, supplement, modification, or Refinancing thereto or thereof occurring after the date hereof;

(iii) except as otherwise expressly provided herein, any reference to Agent agreeing to or having the right to do, or refraining from or having the right to refrain from doing, an act will be construed as binding on each of the Lenders; any reference to Agent will be construed as referring to Agent, for itself and on behalf of the Lenders; any reference to Last Out Representative agreeing to or having the right to do, or refraining from or having the right to refrain from doing, an act will be construed as binding upon each Last Out Holder; any reference to Last Out Representative will be construed as referring to Last Out Representative, for itself and on behalf of the other Last Out Holders.

2. Voting

(a) Approval of All Affected Last-Out Term Loan Lenders

Each of the Agent and Lenders agree that no Modification shall be made to any of the following provisions without the written consent of each Last-Out Term Loan Lender directly affected thereby to do any of the following:

(i) increase the amount of or extend the expiration date of any Commitment of any Last-Out Term Loan Lender;

(ii) postpone or delay any date fixed by the Credit Agreement or any other Loan Document for any payment of principal, interest, fees, or other amounts due hereunder or under any other Loan Document in respect to any Last-Out Term Loan Lender;

(iii) reduce the principal of, or the rate of interest on, any loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document with respect to Last-Out Term Loan Lender (except (x) in connection with the waiver of applicability of Section 2.6(c)(i) of the Credit Agreement (which waiver shall be effective with the written consent of the Required Lenders), (y) in connection with the waiver of applicability of Section 2.6(c)(ii) (which waiver shall be effective with the written consent of the Required Last Out Holders), and (z) that any amendment or modification of defined terms used in the financial covenants in

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the Credit Agreement shall not constitute a reduction in the rate of interest or a reduction of fees for purposes of this clause (iii));

        (iv)   Modify Section 14.1 of the Credit Agreement or any provision of the Credit Agreement providing for consent or other action by all Lenders;

        (v)   Modify Section 3.1 or 3.2 of the Credit Agreement;

        (vi)   Modify Section 15.11 of the Credit Agreement;

        (vii)   other than as permitted by Section 15.11 of the Credit Agreement or this Exhibit IC-1, release Agent's Lien in and to any of the Collateral;

        (viii)   Modify the definitions of "Required Lenders," "Supermajority Lenders," or "Pro Rata Share";

        (ix)   other than pursuant to a DIP Financing as to which the Required First Out Holders have provided their consent or as permitted pursuant to the definition of "Permitted Indebtedness" or Section 6.1 of the Credit Agreement as in effect as of the Amendment No. 6 Effective Date, contractually subordinate any of Agent's Liens;

        (x)   other than in connection with a merger, liquidation, dissolution or sale of such Person expressly permitted by the terms hereof or the other Loan Documents, release any Borrower or any Guarantor from any obligation for the payment of money or consent to the assignment or transfer by any Borrower or any Guarantor of any of its rights or duties under the Credit Agreement or the other Loan Documents; or

        (xi)   Modify any of the provisions of Section 2.4(b)(i), (ii), or (iii) or Section 2.4(e) or (f) of the Credit Agreement.

        (b)   Approval of Required Last Out Holders

        Each of the Agent and Lenders agree that no Modification shall be made to any of the following provisions without the written consent of the Required Last Out Holders and the Required First Out Holders to do any of the following:

        (i)   Modify the definition of "Change of Control" or Section 8.11 of the Credit Agreement;

        (ii)   Modify Section 5.1 or 5.2 or Schedule 5.1 or 5.2 of the Credit Agreement (provided that the Required First Out Holders acting alone may waive any Default or Event of Default arising due to delays in delivering required reporting (other than Borrowing Base Certificates) on no more than two (2) occasions in any fiscal year);

        (iii)   Modify the definition of "Permitted Indebtedness" or Section 6.1 of the Credit Agreement to permit the incurrence of Indebtedness that is pari passu or senior in right of payment to the First Out Obligations;

        (iv)   other than pursuant to a DIP Financing as to which the Required First Out Holders have provided their consent, contractually subordinate the First Out Obligations to any other Indebtedness;

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(v)   (A) Modify the definition of "Borrowing Base," "Borrowing Base (Individual)," or any of the defined terms that are used in any such definition to the extent that any such change results in more credit being made available to one or more Borrowers based upon the Borrowing Base or any Borrowing Base (Individual), but not otherwise; (B) Modify the definition of "Term Loan Collateral Base" or any of the defined terms that are used in any such definition to the extent that any such change results in more or less credit being made available to Borrowers based upon the Last-Out Term Loan Collateral Base; or (C) Modify the definition of "Initial Maximum Real Property Sublimit Amount," "Maximum Real Property Sublimit Amount," "Maximum Revolver Amount," or "Last-Out Term Loan Amount";

(vi)   Modify any Reserves existing on the Amendment No. 6 Effective Date (other than the GFC 2021 Notes Indenture Cap Cushion Amount and any other Reserves which, by their terms, adjust due to criteria set forth in the Credit Agreement so long as any such adjustment that results in a reduction of Reserves is a result of the basis for such Reserve being in place no longer being applicable);

(vii)   Modify any of the definitions of "Overadvance," "Protective Advances," or "Extraordinary Advance" or the relevant provisions thereof so as to increase the amount thereof or any applicable time period for which an Overadvance, Protective Advance or Extraordinary Advance may be outstanding;

(viii)   Modify the definition of "Permitted Disposition" or the conditions under which any Restricted Payments can be made;

(ix)   any waiver or consent with respect to any Default or Event of Default under the resulting from the Borrowers failing to comply with any financial covenant set forth in Section 7 of the Credit Agreement;

(x)   Modify Section 2.14 of the Credit Agreement or any of the defined terms used therein in a manner which increases the aggregate amount of the Revolver Commitments or the Maximum Revolving Amount above the levels allowed in such Section 2.14 as of the Amendment No. 6 Effective Date; or

(xi)   any waiver or consent with respect to any Default or Event of Default resulting from a violation of any negative covenant contained in Section 6 of the Credit Agreement arising as a result of the Borrowers exceeding any dollar-denominated basket or threshold amount set forth in that negative covenant by 20% or more of that basket or threshold amount.

(c)   Cross-Over Voting

(i)   In the event that any Person who is initially a Last Out Holder (together with its Affiliates and Related Funds, the "*Last Out Parties*") subsequently holds or acquires, whether directly or indirectly any First Out Obligations that (together with any First Out Obligations held or acquired by any other Last Out Parties) are less than the Cross Over Threshold of the aggregate First Out Obligations outstanding at any date of determination, each such Last Out Party in any proxy therefor shall be deemed to not be a First Out Holder under this Exhibit IC-1 for purposes of measuring First Out Pro Rata Share in connection with the calculation of Required First Out Holders for purposes of (i) any consent (or decision not to consent) to any Modification with respect to any of the terms of this Exhibit IC-1, the Credit Agreement or the other Loan Documents or in respect of any consent, waiver, vote or other action in connection with any Insolvency Proceeding, (ii) any other action on any matter related to this Exhibit IC-1 or any Loan Document or, in connection with its role as a Lender, occurring in relation to any Insolvency Proceeding, or (iii) any direction to Agent or any Lender; and in furtherance thereof, such Last Out Party in any proxy therefor shall be deemed to have voted (and, at the request of Required First Out Holders (determined without giving effect to such Last Out Party), shall so vote, and if it fails to promptly so vote, such Required First Out Holders shall have a proxy (which proxy is coupled with an interest and shall be irrevocable during the term hereof) and the right to vote) its interest as a First Out Holder in accordance with the vote of the Required First Out Holders determined without giving effect to Last Out Parties. In the event that any Person who is initially a First Out Holder (together with its Affiliates and Related Funds, the "*First Out Parties*") subsequently holds or acquires, whether directly or indirectly any Last Out Obligations that (together with any Last Out Obligations held or acquired by any other First Out Parties) are less than the Cross Over Threshold of the aggregate Last Out Obligations, each such First Out Party or any proxy therefor shall be deemed to not be a Last Out Holder under this Exhibit IC-1 for purposes of measuring Last Out Pro Rata Share in connection with the calculation of Required Last-Out Term Loan Lenders for purposes of (i) any consent (or decision not to consent) to any Modification with respect to any of the terms of this Exhibit IC-1, the Credit Agreement or the other Loan Documents or in respect of any consent, waiver, vote or other action in connection with any Insolvency Proceeding, (ii) any other action on any matter related to this Exhibit IC-1 or any Loan Document or, in connection with its role as a Lender, occurring in relation to any Insolvency Proceeding, or (iii) any direction to Agent or any Lender; and in furtherance thereof such First Out Party shall be deemed to have voted (and, at the request of Agent, shall so vote, and if it fails to promptly so vote, Agent shall have a proxy (which proxy is coupled with an interest and shall be irrevocable during the term hereof) and the right to vote) its interest as a Last Out Holder in accordance with the vote of the Required Last Out Holders determined without giving effect to First Out Parties. For purposes of this Section 2(c), if a Person becomes a Lender under the Credit Agreement and holds both First Out Obligations and Last Out Obligations at such time, then such Person shall be deemed to be a Last Out Party if it initially holds more Last Out Obligations than First Out Obligations at such time and shall be deemed to be a First Out Party if it initially holds more First Out Obligations than Last Out Obligations at such time (and if it holds both types of Obligations in an equal amount, Agent, Last Out Representative and such Person shall determine reasonably and in good faith whether such Person shall be deemed to be a First Out Party or a Last Out Party, and pending such agreement, it shall be deemed to have voted its interest in the same proportions as the vote of the other Lenders who are entitled to vote hereunder on the applicable matter).

(ii)   For purposes of this Section 2(c), "*Cross-Over Obligations*" means (a) any First Out Obligations and Revolver Commitments acquired by any Last Out Party, (b) any Last Out Obligations acquired by any First Out Parties and (c) all First Out Obligations, Revolver Commitments and Last Out Obligations simultaneously acquired by any Person, its Affiliates or Related Funds. Notwithstanding anything to the contrary contained in Section 2(c)(i), each First Out Party and Last Out Party holding Cross-Over Obligations will have the rights of a Lender under Section 14.1 of the Credit Agreement applicable to any matter requiring the consent or approval of all Lenders except that no such First Out Holder or Last Out Holder holding Cross-Over Obligations will have any right under Section 14.1 of the Credit Agreement in its capacity as a holder of such Cross-Over Obligations to object to an action taken by Agent pursuant to Section 3 or Section 5 of this Exhibit IC-1 in respect of any consent, waiver, vote (other than a vote under a Plan) or other action in connection with any Insolvency Proceeding.

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(d)   All Lender Voting

No Lender will vote to Modify, or take any action under, any Loan Document in a manner inconsistent with the provisions of this Section 2.

3.   Exercise of Remedies

(a)   Who May Direct Agent to Exercise Any Remedies

(i)   Except as otherwise provided in this Section 3 and Section 6(b)(ii), until Payment in Full of First Out Obligations, Required First Out Holders will have the exclusive right to direct Agent in writing to take one or more Exercise of Remedies and any such direction will be deemed to have been given by Required Lenders pursuant to the applicable terms of the Loan Documents.

(ii)   Notwithstanding the preceding Section 3(a)(i) except as otherwise provided in Section 6(c)(ii), Required Last Out Holders may direct Agent in writing to take one or more Exercise of Remedies if

(A)   the Standstill Termination Date has occurred,

(B)   within 5 Business Days after receipt of such direction, Agent, acting at the direction of Required First Out Holders, is not then diligently pursuing in good faith the Exercise of Remedies with respect to a material portion of Collateral or diligently attempting to vacate any stay or prohibition against such Exercise of Remedies,

(C)   the applicable Event of Default, in respect of which the Exercise of Remedies would occur, is continuing and has not been cured or waived (unless a new or different Event of Default has occurred and is continuing prior to such cure and waiver, and has not been cured or waived), and

(D)   in the good faith determination of Agent, taking such Exercise of Remedies is permitted under the terms of the Loan Documents and applicable law and will not result in any liability of Agent or the Lenders to any Loan Party or any other Person.

(iii)   Within 5 Business Days after receipt of such direction under Section 3(a)(ii), Agent may, and at the written direction of Required Last Out Holders will, offer to appoint Last Out Representative as a sub-agent of Agent to Exercise Any Remedies as directed by Required Last Out Holders in accordance with Section 3(a)(ii). Within 5 Business Days of such appointment, Last Out Representative may elect to not accept such appointment in which event Agent may appoint any other Lender or other third Person, reasonably acceptable to both Agent and Last Out Representative, to serve as a sub-agent of Agent for such purposes. Each accepted appointment of a sub-agent pursuant to this clause must be unconditional and irrevocable and each sub-agent that accepts such appointment will be deemed to have assumed the responsibilities of Agent under this Exhibit IC-1 and the other Loan Documents solely with respect to the Exercise of Remedies that are the subject of the applicable direction. If an applicable sub-agent does not accept an appointment under this subsection, Agent will remain obligated to Exercise Any Remedies as directed and otherwise in accordance with the Loan Documents and this Exhibit IC-1.

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(b)   Manner of Exercise

(i)   Agent will not Exercise Any Remedies except upon a written demand from Required Lenders or pursuant to clauses (a)(i) and (a)(ii) of this Section 3. Agent will promptly deliver to each Lender a copy of each written direction of the other Lenders to Exercise Any Remedies.

(ii)   Agent, Last Out Representative and each applicable sub-agent appointed under this Section 3 will Exercise Any Remedies in a manner that complies with this Exhibit IC-1, the Loan Documents and applicable law.

(iii)   Agent is entitled to all of the rights and benefits under the Loan Documents, including Section 15.7 of the Credit Agreement, in connection with any direction made under this Exhibit IC-1 to Exercise Any Remedies. Last Out Representative and each applicable sub-agent appointed under this Section 3 is entitled to all of the rights and benefits under this Exhibit IC-1 for Last Out Representative including Section 7, in connection with any direction made under this Exhibit IC-1 to Exercise Any Remedies. As set forth in Section 7, only Last Out Holders will owe indemnification obligations to Last Out Representative and any sub-agent appointed pursuant to this Section 3.

(iv)   Agent (and each applicable sub-agent appointed under this Section 3) will provide to each Lender, subject to the execution of a customary access letter if required by any investment banker or appraiser, copies of any appraisals and valuations obtained by Agent in connection with the Exercise of Remedies.

(c)   Non-Interference

(i)   No Last Out Holder will take any action that would hinder, delay or otherwise interfere with any Exercise of Remedies directed by Required First Out Holders in accordance with this Exhibit IC-1. No First Out Holder will take any action that would hinder, delay or otherwise interfere with any Exercise of Remedies directed by Required Last Out Holders in accordance with this Exhibit IC-1.

(ii)   Each Lender waives all rights to object to the manner that Agent, Last Out Representative or any applicable sub-agent appointed under Section 3 seeks to Exercise Any Remedies so long as such Exercise of Remedies is otherwise in accordance with this Exhibit IC-1, the Loan Documents and applicable law.

(d)   Permitted Actions

Subject to the other terms of this Exhibit IC-1 and notwithstanding anything in the Loan Documents to the contrary, the following actions ("*Permitted Actions*") will be taken by Agent acting at the direction of Required First Out Holders or by Last Out Representative acting at the direction of Required Last Out Holders:

(i)   legal action against any Loan Party for specific performance or injunctive relief to compel a Loan Party to comply with (or not violate or breach) Sections 5.1 and 5.2 of the Credit Agreement, provided such action (1) is not accompanied by a claim for monetary damages or other monetary relief, (2) is not an action to or accompanied by an action seeking to enjoin or restrain, or seeking other equitable relief in respect of, any Collateral, including the Disposition thereof, and (3) does not hinder, delay or interfere with any Exercise of Remedies pursuant to this Exhibit IC-1,

(ii)   legal action within thirty (30) days of the expiration of, and solely to the extent necessary to prevent the running of, any applicable statute of limitation or similar restriction on claims under applicable law (provided that no monetary damages, other monetary relief or Proceeds of Collateral are received or retained in connection therewith in contravention of the terms of this Exhibit IC-1),

(iii)   the filing of responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the Obligations, so long as such pleading is not otherwise in contravention of the terms of this Exhibit IC-1,

(iv)   any action to assert a compulsory crossclaim or counterclaim against a Loan Party (provided no monetary damages, other monetary relief or Proceeds of Collateral are received or retained in connection therewith in contravention of the terms of this Exhibit IC-1), and

(v)   during an Insolvency Proceeding (1) the filing of any proof of claim and (2) the making of any other filings or arguments and motions that are, in each case under this Section 3(d)(v), in accordance with and not in contravention of any of the terms of this Exhibit IC-1.

(e)   Credit Bids

First Out Holders agree not to object to a credit bid of the Last Out Obligations made by the Last Out Holders in accordance with Section 363(k) of the Bankruptcy Code (or any similar provision in any other Insolvency Law) so long as the Payment in Full of First Out Obligations occurs in conjunction with or prior to any such credit bid, and Last Out Holders are authorized to effectuate (or direct Agent to effectuate) the foregoing. Last Out Holders agree not to object to a credit bid of the First Out Loan Obligations owing to First Out Holders and their Affiliates made by the First Out Holders in accordance with Section 363(k) of the Bankruptcy Code (or any similar provision in any other Insolvency Law) so long as the First Out Loan owing to First Out Holders and their Affiliates are paid or offset against in accordance with Section 2.4(b) of the Credit Agreement, and First Out Holders are authorized to effectuate (or direct Agent to effectuate) the foregoing.

4.   Application of Distributions

(a)   Distributions

Except as otherwise expressly set forth in this Exhibit IC-1, all Distributions received by Agent or any Lender shall be applied in accordance with the terms of Section 2.4(b) of the Credit Agreement. Any Distributions received by any Last Out Holder as a result of the collusion by any Last Out Holder with any Loan Party in violation of the rights of any First Out Holder (within the meaning of section 9-332 of the Uniform Commercial Code) must be segregated and held in trust and forthwith paid over to Agent for application in accordance with Section 2.4(b) of the Credit Agreement, in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. Agent is hereby authorized to make any such endorsements as agent for Last Out Holders and this authorization is coupled with an interest and is irrevocable until the Payment in Full of First Out Obligations and payment in full in cash of the Last Out Obligations.

(b)   Non-Cash Proceeds

Any Distributions received by Agent in a form other than cash will be held by Agent as Collateral and, at such time as such non-cash proceeds, amount or assets, are monetized and reduced to cash, will be applied in the order of application set forth in either Section 2.4(b) of the Credit Agreement.

Agent will have no duty or obligation to take actions to monetize such non-cash Distributions unless Agent is otherwise required to do so in accordance with the terms of the Loan Documents. Notwithstanding the foregoing, in connection with a Disposition of Collateral pursuant to any Exercise of Remedies or pursuant to Section 5(c), Agent may accept non-cash proceeds in satisfaction of a portion of the Obligations in an amount as may be agreed to among Required Lenders or as otherwise determined pursuant to a final, non-appealable order by a court of competent jurisdiction.

5. Insolvency Proceedings

(a) Commencement of Proceedings

(i)   Notwithstanding any rights or remedies available to any Last Out Holder under any Loan Document, applicable law or otherwise, without the prior written consent of Required First Out Holders no Last Out Holder may commence or join in the commencement of an Insolvency Proceeding against any Loan Party at any time prior to the Standstill Termination Date.

(ii)   Notwithstanding any rights or remedies available to any First Out Holder under any Loan Document, applicable law or otherwise, except as otherwise provided in Section 6(b)(ii), any First Out Holder may commence or join in the commencement of an Insolvency Proceeding against any Loan Party without providing notice to Last Out Representative or any Last Out Holder.

(b) Use of Cash Collateral and DIP Financing

(i)   Required First Out Holders may direct Agent (A) to consent or object to any use of Collateral consisting of cash collateral (as such term is defined in section 363 of the Bankruptcy Code) ("*Cash Collateral*") and (B) to consent or object to any Loan Party obtaining financing provided under ·section 364 of the Bankruptcy Code (any such Cash Collateral usage and/or financing pursuant to section 364 of the Bankruptcy Code, a "*DIP Financing*"). If such DIP Financing meets all of the applicable DIP Financing Conditions, no Last Out Holder may object to such DIP Financing in its capacity as a secured creditor. If such DIP Financing meets some but not all of the applicable DIP Financing Conditions, then Required Last Out Holders may direct Last Out Representative to object only with respect to the DIP Financing Condition(s) which are not met.

(ii)   Subject to clause (iii), nothing contained in sub-clause (i) will be deemed to limit (1) any First Out Holder from seeking to provide DIP Financing on terms that do not satisfy the DIP Financing Conditions (a "*Non-Conforming DIP*") or (2) the rights of Required First Out Holders to direct Agent to object to, or the rights of Required Last Out Holders to direct Last Out Representative to object to, any Non-Conforming DIP when offered.

(iii)   Except as expressly set forth in this Section 5(b)(iii), each Last Out Holder agrees that neither it nor its Affiliates or Related Funds may, directly or indirectly, provide, offer to provide, or participate in (by participation, guarantee or similar credit enhancement), any DIP Financing without the prior written consent of the Agent and Required First Out Holders. Notwithstanding the foregoing, the Last Out Holders can provide a DIP Financing if (A) Required First Out Holders have not consented to Cash Collateral use and are not seeking to provide DIP Financing and (B) the DIP Financing provided or offered by the Last Out Holders is secured by a Lien on a junior basis to the Liens securing (or purporting to secure) any of the First Out Obligations, unless such DIP Financing provided or offered by the Last Out Holders results in Payment in Full of First Out Obligations on the initial closing of such DIP Financing. Each First Out Holder expressly reserves the right to object to, and direct the Agent to object to, any DIP Financing offered by a Last Out Holder of the type prohibited in this Section 5(b)(iii).

(iv)   Required Last Out Holders may direct Last Out Representative to object to any use of Cash Collateral or DIP Financing if such objection could be asserted by a creditor of the applicable Loan Party whose claims are not secured by Liens on such Collateral, so long as such objections are not in contravention of the provisions of this Exhibit IC-1 (including the relative priorities specified herein) and are not based on grounds that only may be asserted by the holder of a Lien on such Collateral.

(c)   Sale of Collateral

Required First Out Holders may direct Agent to consent or object to any Disposition of Collateral under section 363 or section 1129 of the Bankruptcy Code. Last Out Holders may not object to or oppose any such Disposition in its capacity as a secured creditor (including under sections 363(e) and (f) of the Bankruptcy Code) if Agent has consented to Disposition. Required Last Out Holders may direct Last Out Representative to raise any objections to such Disposition of the Collateral that could be raised by a creditor of the applicable Loan Party whose claims are not secured by Liens on such Collateral, so long as such objections are not in contravention of the provisions of this Exhibit IC-1 (including the relative priorities specified herein) and are not based on grounds that only may be asserted by the holder of a Lien on such Collateral.

(d)   Relief from Automatic Stay

(i)   Required First Out Holders may direct Agent to seek relief from the automatic stay imposed by section 362 of the Bankruptcy Code.

(ii)   Last Out Holders may not (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency Proceeding in respect of the Collateral except and to the extent such relief is first obtained by Agent or any First Out Lender, or (ii) oppose any request by Agent to seek relief from the automatic stay or any other stay in any Insolvency Proceeding in respect of the Collateral.

(e)   Adequate Protection

(i)   Required First Out Holders may direct Agent (x) to seek adequate protection of the interests of Agent and Lenders in the Collateral, including replacement or additional Liens on any property of the estate of any Loan Party and superpriority or other administrative claims under Section 507(b) of the Bankruptcy Code or any similar provision of Insolvency Law and (y) to object to any motion, relief, action or proceeding based upon any lack of adequate protection of the interests of Agent or any Lender in the Collateral. Last Out Holders may not object to or otherwise oppose any such action by Agent described in this Section 5(e)(i) so long as such adequate protection is obtained on behalf of all Lenders generally subject to the other terms and priorities of this Exhibit IC-1 and the Credit Agreement.

(ii)   If Required First Out Holders direct Agent to seek adequate protection in the form of cash or administrative expense claims, Required Last Out Holders may direct Agent to seek such adequate protection solely in the form of adequate protection obtained, with the cash proceeds of such adequate protection being applied in accordance with Section 2.4(b) of the Credit Agreement.   If the Required First Out Holders do not direct Agent to seek adequate protection pursuant to this Section 5(e)(ii), then subject to Section 5(b), Required Last Out Holders may direct Agent to seek adequate protection of the interests of Agent and Lenders in the Collateral in the form of replacement Liens on any property of the estate of any Loan Party (without objection from any First out Holder), subject to mutually agreeable terms between the First Out Holders and the Last Out Holders. Except as set forth in this Section 5(e)(ii), no Last Out Holder may seek or direct Agent to seek adequate protection of the interests of Agent and Lenders in the Collateral. In each case, if so directed by the Required Last Out

Holders or the Last Out Representative in accordance with this Section 5(e)(ii), Agent shall use reasonable efforts to honor such directives.

(iii)   If Agent is granted adequate protection in the form of additional or replacement Liens or in the form of superpriority or other administrative expense claim, such Liens and claims and will constitute Proceeds of Collateral pursuant to the terms of the Loan Documents and this Exhibit IC-1. Payment of any such superpriority or administrative expense claims under section 1129(a)(9) of the Bankruptcy Code or otherwise and payment of any proceeds of Liens will be made to Agent and applied in accordance with Section 2.4(b) of the Credit Agreement.

(iv)   No Last Out Holder shall object to, oppose, or challenge the determination of the extent of any Liens held Agent for the benefit of the First Out Obligations or the value of the Collateral or any right to payment pursuant to Section 2.4(b) of the Credit Agreement for any post-petition interest, fees, costs or other charges.

(f)   Avoidance; Reinstatement

If any First Out Holder is required or otherwise agrees in any Insolvency Proceeding or otherwise to turn over, disgorge, or otherwise pay to the estate of any Loan Party any amount paid in cash in respect of the Obligations (a "*Recovery*"), then (i) such First Out Holder will be entitled to a reinstatement of the First Out Obligations with respect to all such amounts, (ii) Payment in Full of First Out Obligations will be deemed not to have occurred and (iii) all rights, interests, priorities, and privileges recognized in this Exhibit IC-1 will apply with respect to any such Recovery. If the Credit Agreement and/or this Exhibit IC-1 has been terminated prior to such Recovery, the Credit Agreement and/or this Exhibit IC-1 will be reinstated in full force and effect, and such prior termination will not diminish, release, discharge, impair, or otherwise affect the obligations of the Parties hereto from such date of reinstatement. If any Last Out Holder is required or otherwise agrees in any Insolvency Proceeding or otherwise to turn over, disgorge, or otherwise pay to the estate of any Loan Party any amount paid in respect of the Obligations, then (i) such Last Out Holder will be entitled to a reinstatement of the Last Out Obligations with respect to all such amounts, (ii) Payment in Full of Last Out Obligations will be deemed not to have occurred and (iii) all rights, interests, priorities, and privileges recognized in the Credit Agreement and this Exhibit IC-1 will apply with respect to any such Last Out Obligations. If the Credit Agreement and/or this Exhibit IC-1 has been terminated prior to such turn over, disgorgement, or payment, the Credit Agreement and this Exhibit IC-1 will be reinstated in full force and effect, and such prior termination will not diminish, release, discharge, impair, or otherwise affect the obligations of the Parties hereto from such date of reinstatement and, to the extent the amount of Last Out Obligations were decreased in connection with such payment, the Last Out Obligations will be increased to such extent.

(g)   Plan of Reorganization; Reorganization Securities.

(i)   Notwithstanding anything herein to the contrary and unless otherwise agreed to in writing by Required Lenders, Last Out Holders only may receive and retain Permitted Reorganization Securities (i) after First Out Holders have received under a Plan Debt Reorganization Securities of a value determined as of the effective date of a Plan equal to the allowed amount of the First Out Secured Claims, (ii) if and to the extent the value of such Debt Reorganization Securities is less than the allowed amount of First Out Secured Claims, after First Out Holders have received payment and property under such Plan (including Disqualified Equity and Non-Debt Reorganization Securities) having a value equal to the allowed amount of the First Out Secured Claims or (iii) if Payment in Full of First Out Obligations occurs prior to or concurrent with the issuance of any such Permitted Reorganization Securities.

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(ii)   Each First Out Holder and Last Out Holder agrees to not object to the separate classification under a Plan of the First Out Secured Claims from the Last Out Secured Claims. If First Out Secured Claims and Last Out Secured Claims are classified in the same class (within the meaning of section 1126(c)), (x) no First Out Holder will, in its capacity as a holder of a First Out Secured Claim, vote to "accept" such Plan unless Last Out Holders holding at least one-half in number and two-thirds in amount of the Last Out Secured Claims voting on such Plan have voted to accept such Plan with respect to such class, and (y) no Last Out Holder will, in its capacity as a holder of a Last Out Secured Claim, vote to "accept" such Plan unless First Out Holders holding at least one-half in number and two-thirds in amount of the First Out Secured Claims voting on such Plan have voted to accept such Plan with respect to such class. Each Last Out Holder hereby agrees that it will not propose, vote in favor of, or otherwise support any Plan that is in contravention of any of the provisions set forth in Section 2.4(b) of the Credit Agreement (including the defined terms used in such Section). Agent is irrevocably authorized by each Lender to withdraw any vote submitted by such Lender in contravention of the procedures set forth herein.

(iii)   Each Lender retains the right to object to or otherwise contest any proposed Plan on any grounds (other than on the grounds of separate classification as provided above) so long as such objection or contest is not in contravention of the other express provisions of this Exhibit IC-1.

(h)   Standing

(i)   Notwithstanding anything to the contrary contained herein or in any other Loan Document, during any Insolvency Proceeding Required Last Out Holders may direct Last Out Representative to consent, object, or take any other action that does not contravene the terms of this Exhibit IC-1 (and will be deemed in each case to be sub-agent for such purpose solely to the extent necessary to confer standing under the Loan Documents) including with respect to (A) subject to Section 5(c), any Disposition of Collateral under section 363 of the Bankruptcy Code, (B) subject to Section 5(b), any DIP Financing or use of Cash Collateral or (C) subject to Sections 5(b)-(e), the seeking of adequate protection, in each case, solely to the extent Required Lenders have not directed Agent with respect to the foregoing.

(ii)   Notwithstanding anything to the contrary contained herein or in any other Loan Document, during any Insolvency Proceeding Required First Out Holders may direct Agent to consent, object, or take any other action that does not contravene the terms of this Exhibit IC-1 including with respect to (A) subject to Section 5(c), any Disposition of Collateral under section 363 of the Bankruptcy Code, (y) subject to Section 5(b), any DIP Financing or use of Cash Collateral or (z) subject to Sections 5(b)-(e), the seeking of adequate protection, in each case, solely to the extent Required Lenders have not directed Agent with respect to the foregoing.

(i)   Effectiveness

This Exhibit IC-1 will be applicable both before and after the commencement of any Insolvency Proceeding involving any Loan Party and all converted or succeeding cases in respect thereof. The relative rights of Agent and Lenders to Distributions, Permitted Reorganization Securities and any other payment or property distributed by any Loan Party on account of the Obligations will continue after the commencement of any such Insolvency Proceeding.

6. Purchase Options

(a) Right of First Refusal

(i)   Prior to consummating any Debt Transfer, each Transferor Lender which is a holder of any Last Out Obligations (other than Wells Fargo, its Affiliates and/or its Related Funds so long as Wells Fargo or any of its Affiliates or Related Funds remains Agent) shall offer in writing to Agent (each such offer, a "*Debt Transfer Offer*") a right to consummate the Debt Transfer with respect to all (but not less than all) of its interest in the Obligations so offered on the same terms and conditions as are offered in connection with such proposed Debt Transfer (such interest, the "*Offered Interest*"), ratably based upon its First Out Pro Rata Share (in the case of a Transferee Lender who is a holder of any First Out Obligations) or its Last Out Pro Rata Share (in the case of an Transferee Lender who is a holder of any Last Out Obligations). Notwithstanding anything to the contrary contained in this Exhibit IC-1, so long as, after giving effect to any proposed Debt Transfer, GACP I, L.P. and its Affiliates continue to own and control Last Out Obligations sufficient to independently exercise all rights as the Required Last Out Holders, GACP I, L.P. and its Affiliates shall not be required to comply with the terms of this Section 6(a)(i) with respect to any Debt Transfer proposed by GACP I, L.P. and/or its Affiliates.

(ii)   The Debt Transfer Offer provided by each Transferor Lender for each Offered Interest to each Transferee Lender will contain a reasonable description of the terms and conditions of the proposed Debt Transfer (including price) together with a representation that such description is true and complete in all material respects. Upon request, Agent will promptly provide to each Transferor Lender the names and addresses of each Transferee Lender.

(iii)   Each Transferee Lender will be deemed to have declined to make an offer for such Offered Interest unless within 5 Business Days after delivery of the Debt Transfer Offer such Transferee Lender delivers a written acceptance (each, a "*Debt Transfer Acceptance*") to Transferor Lender of its agreement to purchase the Offered Interest on the terms and the price set forth in the Debt Transfer Offer.

(iv)   Promptly and in no event more than 10 Business Days after delivery of a Debt Transfer Acceptance, each Transferor Lender and Transferee Lender will consummate the Debt Transfer for the subject Offered Interest at the purchase price and upon the terms set forth in the Debt Transfer Offer, provided that in no event may the consummation occur more than 10 Business Days from the delivery of a Debt Transfer Offer. Each Debt Transfer will be made subject to the rights of each Lender pursuant to this Section.

(v)   Each such purchase and sale will be effectuated by the execution and delivery of an assignment agreement in substantially the form of agreement provided for in the Credit Agreement (with such changes thereto as may be required to evidence the transactions described in this Section). Each such assignment will be expressly made without representation or warranty of any kind by Transferor Lender as to the Obligations so purchased, or otherwise, and without recourse to Agent or any Transferor Lender, except that each Transferor Lender will represent and warrant that: (i) the amount quoted by such Transferor Lender as its portion of the Obligations transferred is as reflected on its books and records, (ii) it owns, or has the right to transfer to the Transferee Lender the rights and Obligations being transferred, and (iii) such transfer will be free and clear of Liens created by it (other than the options described in this Section 6).

(vi)   If such Transferee Lender does not timely deliver a Debt Transfer Acceptance by the date required in Section 6(a)(iii), then, subject to the terms of the Credit Agreement, for the 90-day period thereafter such Transferor Lender may transfer the Offered Interest to any other Person for a net

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cash consideration (after giving effect to all of the provisions of the Debt Transfer) and on other pricing terms no more favorable to such third Person than the pricing terms in the Debt Transfer Offer. If a Debt Transfer is not consummated within such 90-day period, the provisions of this Section 6 will apply to any subsequent Debt Transfer.

(vii)   Agent may, in its discretion, offer to assign to one or more of the other First Out Holders any such portion of any Last Out Offered Interest as it may elect, and upon the written acceptance of such offer, each such First Out Holder shall be entitled to become a Transferee Lender with respect to such Offered Interest in accordance with the applicable share allocated by Agent to such Transferor Lender.

(b)   Last Out Holder Buy-out Rights

(i)   Upon the occurrence and during the continuation of a Last Out Triggering Event, each LO Qualifying Purchaser will have the right, but not the obligation, upon 5 Business Days prior written notice from (or on behalf of) such LO Qualifying Purchaser (a "*LO Purchase Notice*") to Agent to acquire from First Out Holders all (but not less than all) of the right, title, and interest of First Out Holders in and to the First Out Obligations and the Loan Documents. Each LO Purchase Notice, if given, is irrevocable. Each LO Qualifying Purchaser will have a ratable right to provide the LO Purchase Notice based upon its Last Out Pro Rata Share and to proportionately increase its rights under this Section 6(b) by the amount not purchased by another LO Qualifying Purchaser.

(ii)   On the date specified by LO Qualifying Purchasers in the LO Purchase Notice (which may not be more than 5 Business Days after the receipt by Agent of the LO Purchase Notice), First Out Holders will sell to the LO Qualifying Purchasers and the LO Qualifying Purchasers will purchase from First Out Holders, the First Out Obligations. If Agent has commenced the Exercise of Remedies and if a LO Purchase Notice has been given, until the earliest of the consummation of the purchase of the First Out Obligations or the fifth Business Day after receipt by Agent of the LO Purchase Notice, absent Exigent Circumstances, the Required Lenders shall be deemed to have directed Agent to cease such Exercise of Remedies, and if Agent has not yet commenced an Exercise of Remedies, absent Exigent Circumstances, the Required Lenders shall be deemed to have directed Agent to not commence any Exercise of Remedies until the earliest of the consummation of the purchase of the First Out Obligations or the fifth Business Day after receipt by Agent of the LO Purchase Notice.

(iii)   On the date of such purchase and sale, the LO Qualifying Purchaser will:

(A)   pay to Agent, for the benefit of First Out Holders, as the purchase price therefor, the full amount of all First Out Obligations then outstanding (other than indemnification obligations for which no claim or demand for payment has been made at such time, and First Out Obligations cash collateralized in accordance with Section 6(b)(iii)(B)),

(B)   furnish cash collateral to Agent in such amounts as Agent determines is reasonably necessary to secure Agent and the other First Out Holders in respect of (A) any issued and outstanding Letters of Credit (but not in any event in an amount greater than 105% of the aggregate undrawn amount of such Letters of Credit), (B) Bank Product Obligations, and (C) any asserted or threatened (in writing) claims, demands, actions, suits, proceedings, investigations, liabilities, fines, costs, penalties, or damages that are the subject of the indemnification provisions of Loan Documents (in each case under subclauses (A), (B) and (C), such cash collateral will be applied to the reimbursement of the applicable First Out Obligations as and when they become due and payable and, at such time as all of such First Out Obligations are paid in full in cash, the remaining cash collateral held by Agent in respect

87745816_10

of such First Out Obligations will be remitted to Last Out Representative for the benefit of the LO Qualifying Purchasers), and

(C)   pay to Agent and the other First Out Holders the amount of all Lender Group Expenses to the extent earned or due and payable in accordance with the Loan Documents (including the reimbursement of attorneys' fees, financial examination expenses, and appraisal fees).

(iv)   Such purchase price and cash collateral must be remitted by wire transfer of federal funds to such bank account of Agent as Agent may designate in writing to LO Qualifying Purchasers. Interest will be calculated to but excluding the Business Day on which such purchase and sale occurs if the amounts so paid by the LO Qualifying Purchasers to the bank account designated by Agent are received in such bank account prior to 2:00 p.m., Chicago time.

(v)   If, within 90 days following the date on which the LO Qualifying Purchasers pay the purchase price described in Section 6(b)(iii)(A)-(C), Payment in Full of First Out Obligations occurs and the LO Qualifying Purchasers receive in cash all or a portion of any prepayment premium, make-whole obligation, early termination fee or similar fee or premium payable pursuant to the Loan Documents on account of the First Out Obligations, then LO Qualifying Purchasers must promptly (and in no event later than the third Business Day after its receipt thereof) pay a supplemental purchase price under this Section 6 to Agent, for the benefit of the selling First Out Holders who, but for the sale pursuant to this Section 6(b), would have been entitled to such payment, in an amount equal to the amount of such prepayment premium or similar amount received by the LO Qualifying Purchasers.

(vi)   Such purchase and sale will be effectuated by the execution and delivery of an assignment agreement in substantially the form of agreement provided for in the Credit Agreement (with such changes thereto as may be required to evidence the transactions described in this Section) and will be expressly made without representation or warranty of any kind by Agent and the other First Out Holders as to the First Out Obligations so purchased, or otherwise, and without recourse to Agent or any other First Out Holder, except that each First Out Holder will represent and warrant: (i) that the amount quoted by such First Out Holder as its portion of the purchase price represents the First Out Obligations, (ii) it owns, or has the right to transfer to the LO Qualifying Purchasers, the rights and Obligations being transferred, and (iii) such transfer will be free and clear of liens and similar encumbrances (other than the options described in this Section 6).

(vii)   If any LO Qualifying Purchaser consummates the purchase option set forth in this Section 6(b) or otherwise acquires all First Out Obligations, (A) Agent will have the right, but not the obligation, to resign under the Loan Documents, and (B) the LO Qualifying Purchasers will have the right, but not the obligation, to require Agent to immediately resign under the Loan Documents. Any successor agent will be designated and appointed pursuant to the terms of the Credit Agreement and Agent's rights as a resigning agent will remain governed by the terms of the Credit Agreement as in effect on the date of resignation without modification. In connection with such resignation, Agent will deliver to the successor Agent any original Loan Documents and any Collateral in its possession and will execute such other customary documents, instruments, and agreements necessary to effect such resignation, whereupon Agent will be relieved from any further duties, obligations, or liabilities to the Lenders pursuant to this Exhibit IC-1 and the other Loan Documents.

(viii)   If any LO Qualifying Purchaser consummates the purchase option set forth in this Section 6(b), First Out Holders will retain their indemnification rights under the Loan Documents for actions or other matters arising on or prior to the date of such purchase, (together with all interest, fees, costs, charges, expenses, indemnities and other amounts thereafter accrued or accruing with respect thereto, the "*FO Retained Interest*"). The FO Retained Interest will continue to be secured by the

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Collateral, and the FO Retained Interest will be paid (or cash collateralized, as applicable) in accordance with the terms of Section 2.4(b) the Credit Agreement and this Exhibit IC-1 (in each case, as in effect immediately prior to consummation of such purchase). Each First Out Holder will continue to have all rights and remedies in respect of the FO Retained Interest as Lender under the Credit Agreement and the other Loan Documents (in each case, as in effect immediately prior to consummation of such purchase), except that no First Out Holder will have any right to vote or otherwise consent in connection with any decision by the other Lenders to Modify any provision of any Loan Document other than (x) those matters that require the agreement of each affected First Out Holder or all Lenders under the Credit Agreement as in effect on the date of such purchase and (y) matters in contravention of the provisions set forth in this Exhibit IC-1 (as in effect immediately prior to consummation of such purchase).

(ix)   Each LO Qualifying Purchaser may assign it rights under this Section 6(b) to any of its Affiliates except as may otherwise be prohibited or restricted under the Credit Agreement.

(c)   First Out Holder Buy-out Rights

(i)   Upon the occurrence and during the continuation a First Out Triggering Event, each FO Qualifying Purchaser will have the right, but not the obligation, upon 5 Business Days prior written notice from (or on behalf of) such FO Qualifying Purchaser (a "*FO Purchase Notice*") to Last Out Representative to acquire from Last Out Holders (or, with respect to a Holdout Event, solely from all Holdout Loan Holders) all (but not less than all) of the right, title, and interest of Last Out Holders (or, with respect to a Holdout Event, of any Holdout Loan Holders) in and to the Last Out Obligations of such Last Out Holders (or, with respect to a Holdout Event, of such Holdout Loan Holders) and the Loan Documents. Each FO Purchase Notice, if given, is irrevocable. Each FO Qualifying Purchaser will have a ratable right to provide the FO Purchase Notice based upon its First Out Pro Rata Share and to proportionately increase its rights under this Section 6(c) by the amount not purchased by another FO Qualifying Purchaser.

(ii)   On the date specified by FO Qualifying Purchasers in the FO Purchase Notice (which may not be more than 5 Business Days after the receipt by Last Out Representative of the FO Purchase Notice), Last Out Holders (or, with respect to a Holdout Event, Holdout Loan Holders) will sell to the FO Qualifying Purchasers and the FO Qualifying Purchasers will purchase from Last Out Holders (or, with respect to a Holdout Event, from Holdout Loan Holders), the Last Out Obligations of such Last Out Holders (or, with respect to a Holdout Event, of such Holdout Loan Holders).

(iii)   On the date of such purchase and sale, the FO Qualifying Purchasers will at their option, either (I) pay to Last Out Representative, for the benefit of the applicable Last Out Holders, as the purchase price therefor, the full amount of all Last Out Obligations then outstanding (or, with respect to a Holdout Event, the full amount of all Last Out Obligations then outstanding with respect to each Holdout Loan Holder) or (II) pay to each applicable Last Out Holder (or, with respect to a Holdout Event, to each applicable Holdout Loan Holder), as the purchase price therefor,

(A)   the amount of such Last Out Holder's (or, with respect to a Holdout Event, such Holdout Loan Holder's) Last Out Obligations then outstanding (other than, in each case, indemnification obligations for which no claim or demand for payment has been made at such time), and

(B)   the amount of such Last Out Holder's (or, with respect to a Holdout Event, such Holdout Loan Holder's) Lender Group Expenses to the extent earned or due and payable in accordance with the Loan Documents (including the reimbursement of attorneys' fees).

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(iv)   Such purchase price must be remitted by wire transfer of federal funds to such bank account of Last Out Representative and/or such Last Out Holder as such Last Out Representative and/or Last Out Holder may designate in writing to FO Qualifying Purchasers. Interest will be calculated to but excluding the Business Day on which such purchase and sale occurs if the amounts so paid by the FO Qualifying Purchasers to the bank account(s) so designated are received in such bank account(s) prior to 2:00 p.m., Chicago time.

(v)   If, within 90 days following the date on which the FO Qualifying Purchasers pay the purchase price described in Section 6(c)(iii)(A)-(B), payment in full in cash or immediately available funds of all of the Last Out Obligations occurs and the FO Qualifying Purchasers receive in cash all or a portion of any prepayment premium, make-whole obligation, early termination fee or similar fee or premium payable pursuant to the Loan Documents on account of the Last Out Obligations, then FO Qualifying Purchasers must promptly (and in no event later than the third Business Day after its receipt thereof) pay a supplemental purchase price under this Section 6 to either the Last Out Representative, for the benefit of the selling Last Out Holders or directly to the selling Last Out Holders (on a ratable basis) who, in each case, but for the sale pursuant to this Section 6(c), would have been entitled to such payment, in an amount equal to the amount of such prepayment premium or similar amount received by the FO Qualifying Purchasers.

(vi)   Such purchase and sale will be effectuated by the execution and delivery of one or more assignment agreements in substantially the form of agreement provided for in the Credit Agreement (with such changes thereto as may be required to evidence the transactions described in this Section) and will be expressly made without representation or warranty of any kind by selling Last Out Holders as to the Last Out Obligations so purchased, or otherwise, and without recourse any Last Out Holder, except that each Last Out Holder will represent and warrant: (i) that the amount quoted by such Last Out Holder as its portion of the purchase price represents the amount shown as owing with respect to the claims transferred as reflected on its books and records, (ii) it owns, or has the right to transfer to the FO Qualifying Purchasers, the rights and Obligations being transferred, and (iii) such transfer will be free and clear of liens and similar encumbrances (other than the options described in this Section 6).

(vii)   If any FO Qualifying Purchaser consummates the purchase option set forth in this Section 6(c), Last Out Holders will retain their indemnification rights under the Loan Documents for actions or other matters arising on or prior to the date of such purchase (together with all interest, fees, costs, charges, expenses, indemnities and other amounts thereafter accrued or accruing with respect thereto, the "*LO Retained Interest*").

(viii)   Each FO Qualifying Purchaser may assign it rights under this Section 6(c) to any of its Affiliates except as may otherwise be prohibited or restricted under the Credit Agreement.

7.   **Agent; Last-Out Representative**

(a)   Agent

(i)   Until Payment in Full of First Out Obligations, no successor Agent under the Loan Documents or this Exhibit IC-1 may be a Last Out Holder (or any of its Affiliates) without the prior written consent of Required First Out Holders.

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(b)   Last-Out Representative

(i)   Each Last Out Holder hereby designates and appoints GACP I, L.P., as its agent under this Exhibit IC-1 and any relating Loan Documents in respect of the Last Out Obligations (in such capacity, "*Last Out Representative*"). Each Last Out Holder hereby irrevocably authorizes Last Out Representative to take such action on such Last Out Holder's behalf under the provisions of this Exhibit IC-1 and to exercise such powers and perform such duties as are expressly delegated to Last Out Representative by the terms of this Exhibit IC-1, together with such powers as are reasonably incidental thereto. Last Out Representative agrees to act as agent for and on behalf of Last Out Holders on the conditions contained in this Section 7(b). Notwithstanding anything herein to the contrary, Last Out Representative will not have any duties or responsibilities, except those expressly set forth herein, nor will Last Out Representative have or be deemed to have any fiduciary relationship with any Last Out Holder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities will be read into this Exhibit IC-1 or otherwise exist against Last Out Representative. Without limiting the generality of the foregoing, the use of the term "agent" in this Exhibit IC-1 with reference to Last Out Representative is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Except as expressly otherwise provided in this Exhibit IC-1, Last Out Representative will have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Last Out Representative expressly is entitled to take or assert under or pursuant to this Exhibit IC-1.

(ii)   Last Out Representative may execute any of its duties under this Exhibit IC-1 by or through agents, employees or attorneys in fact and will be entitled to advice of counsel concerning all matters pertaining to such duties. Last Out Representative will not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made in good faith and without gross negligence or willful misconduct.

(iii)   None of Last Out Representative, its Affiliates, officers, directors, employees, attorneys, and agents (collectively, "*Last Out Representative-Related Persons*") will (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Exhibit IC-1 or the transactions contemplated hereby (except for its or his own gross negligence or willful misconduct), or (ii) be responsible in any manner to any of Agent, First Out Holders or Last Out Holders for any recital, statement, representation or warranty made in any certificate, report, statement or other document referred to or provided for in, or received by Last Out Representative under or in connection with, this Exhibit IC-1, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Exhibit IC-1. No Last Out Representative-Related Person will be under any obligation to any Agent, First Out Holder or Last Out Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in or conditions of this Exhibit IC-1.

(iv)   Last Out Representative will be entitled to rely, and will be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person, and upon advice and statements of legal counsel (including counsel to any Last Out Holder), independent accountants and other experts selected by Last Out Representative. Last Out Representative will be fully justified in failing or refusing to take any action under this Exhibit IC-1 unless Last Out Representative first receives such advice or concurrence of Last Out Holders as it deems appropriate and until such directions are received, Last Out Representative will act, or refrain from acting, as it deems advisable. If Last Out Representative so requests, it must first be indemnified to its reasonable

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satisfaction by Last Out Holders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Last Out Representative will in all cases be fully protected in acting, or in refraining from acting, under this Exhibit IC-1 in accordance with a request or consent of the requisite Last Out Holders and such request and any action taken or failure to act pursuant thereto will be binding upon all Last Out Holders.

(v)   Each Last Out Holder agrees that:

(A)   No Last Out Representative-Related Person has made any representation or warranty to it, and that no act taken by any Last Out Representative-Related Person, including any review of the affairs of any Loan Party or its Affiliates, will be deemed to constitute any representation or warranty by any Last Out Representative-Related Person to any Last Out Holder.

(B)   It has, independently and without reliance upon any Last Out Representative-Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of each Loan Party, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Exhibit IC-1.

(C)   It will, independently and without reliance upon any Last Out Representative-Related Person and based on such documents and information as it deems appropriate at the time, continue to make its own decisions in taking or not taking action under this Exhibit IC-1, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of any Loan Party.

(D)   Except for notices, reports, and other documents expressly herein required to be furnished to Last Out Holder by any Last Out Representative, Last Out Representative will not have any duty or responsibility to provide any Last Out Holder with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any Borrower or any other Person party to a Loan Document that may come into the possession of any of Last Out Representative-Related Persons.

(vi)   Whether or not the transactions contemplated hereby are consummated, each Last Out Holder, on a ratable basis, will indemnify and defend Last Out Representative-Related Persons from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (i) in connection with or as a result of or related to the execution and delivery, enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Exhibit IC-1 or the transactions contemplated hereby, and (ii) with respect to any investigation, litigation, or proceeding related to this Exhibit IC-1 or the use of the proceeds of the credit provided under the Loan Documents (irrespective of whether any Last Out Representative-Related Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto (each and all of the foregoing, the "*Indemnified Liabilities*"); *provided, however*, that no Last Out Holder will be liable for the payment to any Last Out Representative-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person's gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and nonappealable order. Without limitation of the foregoing, each Last Out Holder will reimburse Last Out Representative upon demand for such Last Out Holder's ratable share of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants fees and expenses) incurred by Last Out Representative in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under this Exhibit IC-1. The undertaking in this Section 7(b)(vi) will survive the payment of all Obligations under the Credit Agreement and the resignation or replacement of Last Out Representative.

(vii)   Last Out Representative may resign as Last Out Representative upon 30 days prior written notice to Agent and Last Out Holders (unless such notice to Last Out Holders is waived by Required Last Out Holders). If Last Out Representative resigns under this Exhibit IC-1, Required Last Out Holders will be entitled to appoint a successor Last Out Representative for Last Out Holders. If no successor Last Out Representative is appointed prior to the effective date of the resignation of Last Out Representative, Last Out Representative may appoint, after consulting with Last Out Holders, a successor Last Out Representative. If Last Out Representative has materially breached or failed to perform any material provision of this Exhibit IC-1 or of applicable law, Required Last Out Holders may agree in writing to remove and replace Last Out Representative with a successor Last Out Representative from among Last Out Holders. In any such event, upon the acceptance of its appointment as successor Last Out Representative hereunder, such successor Last Out Representative will succeed to all the rights, powers, and duties of the retiring Last Out Representative and the term "Last Out Representative" will include such successor Last Out Representative and the retiring Last Out Representative's appointment, powers, and duties as Last Out Representative will be terminated. After any retiring Last Out Representative's resignation hereunder as Last Out Representative, the provisions of this Section 7(b) will inure to its benefit as to any actions taken or omitted to be taken by it while it was Last Out Representative under this Exhibit IC-1. If no successor Last Out Representative has accepted appointment as Last Out Representative by the date which is 30 days following a retiring Last Out Representative's notice of resignation, the retiring Last Out Representative's resignation will nevertheless thereupon become effective and Last Out Holders will perform all of the duties of Last Out Representative hereunder until such time, if any, as Last Out Holders appoint a successor Last Out Representative as provided for above.

(viii)   All notices to Last Out Representative must be sent to the address set forth below:

GACP I, L.P.
Attn.: Grace L. Wang
11100 Santa Monica Blvd., Suite 800
Los Angeles, California 90025

With a copy (which will not constitute notice) to:

Paul Hastings LLP
Attn.: Leslie Plaskon, Esq.
200 Park Avenue
New York, New York 10166

(ix)   Last Out Representative and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide financial accommodations to, acquire Equity Interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other

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business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Document as though Last Out Representative were not Last Out Representative hereunder, and, in each case, without notice to or consent of the other Last Out Holders. Last Out Holders acknowledge that, pursuant to such activities, Last Out Representative and its Affiliates may receive information regarding Loan Parties or their Affiliates or any other Person party to any Loan Document that is subject to confidentiality obligations in favor of Loan Parties or such other Person and that prohibit the disclosure of such information to Last Out Holders, and Last Out Holders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations), Last Out Representative will not be under any obligation to provide such information to them.

(x)   Only Last Out Holders and Last Out Representative Related Persons will have any obligations, liabilities and duties, including indemnification and reimbursement obligations, arising under this Section 7 and no First Out Holder who is also not a Last Out Holder will have any such obligations, liabilities and duties.

8.   Miscellaneous

(a)   Conflicts; Integration

This Exhibit IC-1 and the Loan Documents reflect the entire understanding of the parties with respect to the transactions contemplated hereby and may not be contradicted or qualified by any other agreement, oral or written, before the date hereof. Agent, Last Out Representative and Lenders have not entered, and will not enter, into any agreements with any other Lender that conflict with the terms of this Exhibit IC-1. As among Agent, Last Out Representative and the Lenders, if this Exhibit IC-1 is deemed to conflict with any Loan Documents, this Exhibit IC-1 will control.

(b)   No Modifications

No agreement to Modify any provision of this Exhibit IC-1 will in any event be effective unless the same will be in writing and signed by each of the parties required pursuant to Section 14.1(b)(iii) of the Credit Agreement, and any waiver or consent will be effective only in the specific instance and for the specific purpose for which given.

(c)   Severability

Each provision of this Exhibit IC-1 is severable from every other provision of this Exhibit IC-1 for the purpose of determining the legal enforceability of any specific provision.

(d)   Specific Performance

If any Lender Party in any way takes or attempts to take any action contrary to terms of this Exhibit IC-1, or fails to take any action required by this Exhibit IC-1, each other Lender Party may obtain relief against such breaching Lender Party by injunction, specific performance, or other appropriate equitable relief. The Lender Parties agree that the non-breaching Lender Party's damages from such actions may at that time be difficult to ascertain and may be irreparable. Each breaching Lender Party waives any defense that such non-breaching Lender Party cannot demonstrate damage or be made whole by the awarding of damages. Each breaching Lender Party further waives any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by the non-breaching Lender Party.

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(e)   Subrogation

With respect to any payments or distributions in cash, property, or other assets that any Last Out Holder pays over to Agent or any other First Out Holder under the terms of this Exhibit IC-1, such Last Out Holder will be subrogated to the rights of First Out Holders. Notwithstanding the foregoing, no Last Out Holder may assert or enforce any such rights of subrogation it may acquire as a result of any payment hereunder until Payment in Full of First Out Obligations.

(f)   Marshaling

Until Payment in Full of First Out Obligations and except as otherwise expressly permitted hereunder, no Last Out Holder may assert and each hereby waives, to the fullest extent permitted by law, any right to demand, request, plead, or otherwise assert, or otherwise claim the benefit of, any marshaling, appraisal, valuation, or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights a junior secured creditor may have under applicable law.

(g)   Applicable Law; Venue; Jury Trial

(i)   This Exhibit IC-1, the construction, interpretation and enforcement hereof, and the rights of the parties hereto with respect to all matters arising hereunder or related hereto will be determined under, governed by, and construed in accordance with the laws of the State of Illinois.

(ii)   All claims, causes of action or proceedings arising under or related to this Exhibit IC-1 may be tried and litigated only in the State of Illinois and, to the extent permitted by applicable law, the federal courts located in Cook County, Illinois. Each Lender Party waives, to the maximum extent permitted by applicable law, any right to assert the doctrine of forum non conveniens or to otherwise object to venue for any proceeding commenced in accordance with this subsection.

(iii)   Each Lender Party hereby irrevocably waives its right to a jury trial of any claim or cause of action based upon or arising out of this Exhibit IC-1 or any of the transactions contemplated herein. The scope of this waiver is intended to encompass any and all disputes that may be filed in any court and that relate to the subject matter hereof, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each Lender Party acknowledges that this waiver is a material inducement to enter into the Credit Agreement and be bound by the terms of this Exhibit IC-1. Each Lender Party represents that it has reviewed this waiver and knowingly and voluntarily waives its jury trial rights following consultation with counsel. This Exhibit IC-1 may be filed as a written consent to a trial by the court.

(h)   Successors and Assigns

This Exhibit IC-1 will bind and inure to the benefit of the respective successors and assigns of each of the Lender Parties, including, without limitation, all other Lenders that are successors to or assignees of each Lender, any successor Agent or successor Last Out Representative.

(i)   No Third-Party Beneficiaries

This Exhibit IC-1 is intended to be enforceable as a subordination agreement within the meaning of section 510 of the Bankruptcy Code and no Loan Party will have any rights or remedies under this Exhibit IC-1 of any kind.

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